UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.     )*
                                               ---

                           Great Pee Dee Bancorp, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   39115R 10 0
                                  --------------
                                  (CUSIP Number)

                             David  L.  Ward,  Jr.
                             William  R.  Lathan,  Jr.
                             Ward  and  Smith,  P.A.
                             1001  College  Court
                             New  Bern,  North  Carolina  28562
                             (252)  633-1000
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)
                                 ---------------

                                November 12, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  39115R 10 0                                   Page  2   of  7  Pages
-------------------------                                      ---     ---

 1     NAME  OF  REPORTING  PERSONS
       S.S. OR I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES ONLY)

       First  Citizens  Bancorporation  of  South  Carolina,  Inc.
       57-0738665
 2     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|

 3     SEC  USE  ONLY

 4     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)
       WC

 5     CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)                                                        |_|

 6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       South Carolina, United States

NUMBER      7      SOLE  VOTING  POWER
OF                 109,000
SHARES
BENE-
FICIALLY    8      SHARED  VOTING  POWER
OWNED              -0-
BY
EACH
REPORT-     9      SOLE  DISPOSITIVE  POWER
ING                109,000
PERSON
WITH:
           10      SHARED  DISPOSITIVE  POWER
                   -0-

 11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        109,000

 12     CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE  INSTRUCTIONS)                                                  |_|

 13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        5.01%

 14     TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
        CO

This Schedule 13D constitutes the initial filing by First Citizens Bancorporation of South Carolina, Inc.

Item  1.     Security  and  Issuer.

This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of Great Pee Dee Bancorp, Inc. (the "Issuer"), whose principal executive offices are located at 515 Market Street, Cheraw, South Carolina 29520.

Item  2.     Identity  and  Background.

(a)-(c) This Statement is being filed by First Citizens Bancorporation of South Carolina, Inc. ("First Citizens"), a South Carolina-chartered bank holding company, whose principal business address is 1230 Main Street, Columbia, South Carolina 29201.

Set forth below are the names, residence or business addresses, positions with First Citizens, present principal occupations or employment, and the names, principal businesses, and principal addresses of any corporations or other organizations in which such employment is conducted, of the directors and executive officers of First Citizens:

                                                               Principal  Occupation  and
                             Positions  With                   Business  Experience  For
Name  and  Address           First  Citizens                   Past  Five  or  More  Years
---------------------------  --------------------------------  ------------------------------------------------
Jim  B.  Apple               Director, President and Chief     President  and  Chief Executive Officer
Columbia,  SC                Executive Officer; Member of      (formerly Chief Operating  Officer)  of First
                             Executive  Committee              Citizens and subsidiary bank (previously
                                                               Executive Vice President)

Richard  W.  Blackmon        Director;  Member  of             Owner, Richard  Blackmon  Construction
Lancaster,  SC               Executive  Committee              Co.  (construction  and  land  development)

George  H. Broadrick         Director; Chairman of Audit       Director  and  retired  President,  First
Charlotte,  NC               and Compensation                  Citizens  BancShares,  Inc.  and First-Citizens
                             Committees                        Bank  &  Trust  Company,  Raleigh,  NC

Jay C. Case                  Executive Vice President,         Executive  Vice  President,  Treasurer,  and
Columbia,  SC                Treasurer, and Chief              Chief  Financial  Officer of First Citizens
                             Financial Officer                 and  subsidiary  bank

Laurens W. Floyd             Director; Member                  President and Chief Executive Officer,
Dillon,  SC                  of  Audit  Committee              Dillon  Provision  Co.,  Inc.
                                                               (wholesale  meat  distributors)

William E. Hancock, III      Director                          President, Hancock Buick/BMW Company
Columbia,  SC                                                  (automobile  dealer)

Robert  B.  Haynes           Director                          Chairman  of  the  Board, Vice President and
Columbia,  SC                                                  Secretary,  C.  W.  Haynes  and Company, Inc.
                                                               (mortgage banking and real estate)

Wycliffe  E.  Haynes         Director                          Vice President and Treasurer, C. W.
Columbia,  SC                                                  Haynes and  Company,  Inc.
                                                               (mortgage  banking  and  real  estate)

Lewis  M.  Henderson         Director; Member of Audit         Tax Partner, Tourville,  Simpson  &
Columbia,  SC                Committee                         Henderson (certified public accountants)

Carmen P. Holding            Director                          Director, First Citizens BancShares, Inc.
Atlanta,  GA                                                   and First-Citizens Bank & Trust Company,
                                                               Raleigh,  NC;  former  Office Manager,
                                                               Interweb,  Inc. (web designer/provider);
                                                               former showroom salesperson,
                                                               Scalamandre,  Inc.  (decorative  fabrics
                                                               manufacturer/wholesaler)

Frank  B. Holding            Vice Chairman of                  Executive Vice Chairman of the Board,
Smithfield,  NC              the  Board;  Chairman  of         First  Citizens  BancShares,  Inc.  and
                             Executive  Committee              First-Citizens  Bank  &  Trust Company,
                                                               Raleigh, NC; Vice Chairman, First Citizens
                                                               Bancorporation of South Carolina; Director,
                                                               Southern BancShares (N.C.), Inc., Mount
                                                               Olive,  NC

Dan  H.  Jordan              Director                          Retired  farmer  and  businessman
Nichols,  SC

E.  Hite Miller, Sr.         Chairman of the Board and         Chairman  of  the Board (formerly Chief
Spartanburg,  SC             Member of Executive               Executive Officer) of First Citizens and
                             Committee                         subsidiary  Bank

N. Welch Morrisette, Jr.     Director                          Retired  attorney
Columbia,  SC

E.  Perry  Palmer            Director                          President and Owner, E. P. Palmer
Columbia,  SC                                                  Corporation  (funeral  service)

William E. Sellars           Director; Member  of              President, C. W. Haynes and Company, Inc.
Columbia,  SC                Executive and Compensation        (mortgage banking and real estate)
                             Committees

Henry F. Sherrill            Director; Member of               Attorney;  Partner,  Sherrill  and
Columbia,  SC                Executive and Compensation        Roof,  LLP  (attorneys)
                             Committees; General Counsel

Jack  A.  Stanley            Director; Member                  Retired banker; Secretary/Treasurer,
Lake  View,  SC              of Audit Committee                Carpostan  Industries,  Inc.
                                                               (textile  manufacturer)

E.  Warner  Wells            Secretary                         Secretary of First Citizens; Senior Vice
Columbia,  SC                                                  President and Secretary of subsidiary  Bank

(d) During the last five years, none of the persons or corporations listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons or corporations listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the natural persons listed above is a United States citizen. First Citizens is a South Carolina-chartered bank holding company doing business in South Carolina. Its principal subsidiary is First-Citizens Bank and Trust Company of South Carolina, a South Carolina-chartered commercial bank.

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

Shares of Common Stock of the Issuer purchased by First Citizens to date were purchased with cash. Any shares of Common Stock of the Issuer which may be purchased by First Citizens following the date of this Statement are expected to be purchased with cash.

Item  4.     Purpose  of  Transaction.

First Citizens purchased 109,000 shares of the Common Stock at or about the time of the Issuer's initial public offering in late December 1997 and early January 1998, and has not since purchased any additional shares of such Common Stock. At the time, those shares amounted to approximately 4.95% of the Issuer's outstanding Common Stock (based on a total of 2,202,125 outstanding shares). However, it has come to First Citizens' attention that on November 12, 1998, the Issuer filed with the Commission its Quarterly Report on Form 10-Q, reflecting a decrease in the number of its outstanding shares of Common Stock from 2,202,125 shares to 2,176,625 shares. This reduction in outstanding shares effected by the Issuer has increased First Citizens' percentage ownership of the Common Stock from 4.95% to 5.01%, based on the number of outstanding shares stated by the Issuer in its recently-filed Quarterly Report on Form 10-Q.

First Citizens' purchase of the Issuer's Common Stock was for investment purposes only, which purposes are unchanged to date. However, if at a later date a proposal regarding possible future acquisition of the Issuer were to be developed, First Citizens would consider various factors including, without limitation, the following: the Issuer's financial condition, business, and prospects; other developments concerning the Issuer; price levels of the Common Stock; other opportunities available to First Citizens; developments with respect to First Citizens' business; and general economic and stock market conditions. Based upon its review of such factors, First Citizens will take such actions in the future as may be deemed appropriate in light of the circumstances existing from time to time.

Whether First Citizens purchases any additional shares of the Issuer's Common Stock, and the amount and timing of any such purchases, will depend on First Citizens' continuing assessment of pertinent factors including, without limitation, the following: the availability of shares for purchase at particular price levels; the Issuer's and First Citizens' business and prospects; other business and investment opportunities available to First Citizens; economic conditions; stock market and money market conditions; the attitude and actions of the management and the Board of Directors of the Issuer; the availability and nature of opportunities to dispose of First Citizens' interest; and other plans and requirements of First Citizens. Depending upon its assessment of these factors from time to time, First Citizens may change its present intentions as stated above, including a possible determination to dispose of some or all of the shares it holds.

As described above, First Citizens may consider purchasing additional shares of the Issuer in the open market or in privately negotiated transactions. Any such purchases would be subject to receipt of appropriate regulatory approvals.

Except as stated above, at present First Citizens does not have any specific plans or proposals which would result in any of the consequences listed in
(a)-(j)  of  Item  4  of  Schedule  13D.

Item  5.     Interest  in  Securities  of  the  Issuer.

(a)-(b) As of November 12, 1998, First Citizens beneficially owned and exercised sole voting and dispositive power as to 109,000 shares of Common Stock, constituting 5.01% of the outstanding Common Stock of the Issuer (based on 2,176,625 shares outstanding as stated by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on November 12, 1998). To the best of First Citizens' knowledge, and after due inquiry, no directors or executive officers of First Citizens or its subsidiaries beneficially own any additional shares of the Common Stock.

(c)     During  the  60  days   preceding  the   filing  of  this  Schedule,  no
transactions in the Common Stock have been effected by First Citizens or any of its directors or executive officers.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by First Citizens.

(e)     Not  applicable.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
Respect  to  Securities  of  the  Issuer.

There   are  no   contracts,   agreements,   arrangements,   understandings,  or
relationships (legal or otherwise) between First Citizens and any other person with respect to any securities of the Issuer.

Item  7.     Material  to  be  Filed  as  Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            FIRST  CITIZENS  BANCORPORATION  OF
                            SOUTH  CAROLINA,  INC.



November  19,  1998         By:  /s/  Jay  C.  Case
                            ----------------------------------------------------
                                      Jay  C.  Case,  Executive  Vice  President
                                      and  Chief  Financial  Officer